Exhibit 99.1

FOR IMMEDIATE RELEASE

WF Holding Limited Announces Termination of Additional Purchase Right

KUALA LUMPUR, Oct. 21, 2026 /PRNewswire/ -- WF Holding Limited (NASDAQ: WFF) (the “Company”), announced that it has entered into a termination letter agreement with the purchasers in its registered direct offering announced on October 14, 2026 (the “Offering”).

Under the termination letter agreement, the Company and the purchasers have terminated in full the additional purchase right set forth in Section 2.4 of the securities purchase agreement entered into in connection with the Offering. The terminated right had permitted the purchasers, during the 30-day period following the closing of the Offering, to elect to purchase up to an additional $18 million of ordinary shares and/or pre-funded warrants on the same terms and conditions as the Offering.

As a result of the termination, the purchasers no longer have any right, claim or entitlement to make an additional purchase under Section 2.4 of the securities purchase agreement. All other provisions of the securities purchase agreement and the other transaction documents remain unchanged and in full force and effect. The termination does not affect the securities issued in the Offering.

About WF Holding Limited

Based in Malaysia, WF Holding Limited is an ISO 9001:2015 certified manufacturer of fiberglass reinforced plastic (“FRP”) products including tanks, pipes, ducts and custom-made FRP products. With a track record of over 30 years, the Company designs and fabricates products that meet the specific needs of its clients, ensuring high-quality and reliable performance. The Company’s high-quality and durable products leverage the advantages of FRP to reinforce critical industrial infrastructure, driving resilience, longevity and sustainability. The Company also delivers a wide range of related services such as consultation, delivery, installation, repair and maintenance. For more information, please visit www.winfung.com.my.

Forward Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and in its other filings with the U.S. Securities and Exchange Commission.

WF Holding Limited

Investor Relations
Email: corporate@winfung.com.my